FILED BY NORANDA INC.
                                  PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                  SUBJECT COMPANY: FALCONBRIDGE LIMITED
                                  COMMISSION FILE NO.: 33-95280



                           INVESTOR INFORMATION

This communication is being made in respect of the proposed combination (the "Merger") involving Noranda Inc. and Falconbridge Limited. The proposed Merger will be completed by way of a share exchange take-over bid under which Falconbridge common shareholders (other than Noranda) will be offered 1.77 Noranda common shares for each Falconbridge common share. In connection with the proposed Merger, Noranda will prepare and file with the U.S. Securities and Exchange Commission (the "SEC"), if required, a registration statement on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge. Noranda, if required, will be filing other documents regarding the proposed Merger with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at 416-982-7111.

[NORANDA LOGO] [FALCONBRIDGE LOGO] [GRAPHICS OMITTED - PHOTOGRAPHS]


Conference Call for Proposed Merger

March 9, 2005

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]

Forward-Looking Statements

     NORANDA AND FALCONBRIDGE CAUTION THAT STATEMENTS MADE TO DESCRIBE THE COMPANIES' INTENTIONS, EXPECTATIONS OR PREDICTIONS MAY BE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECURITIES LAWS. THE COMPANIES CAUTION THAT, BY THEIR NATURE, FORWARD-LOOKING STATEMENTS INVOLVE RISK AND UNCERTAINTY AND THAT THE COMPANIES' ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN SUCH STATEMENTS. REFERENCE SHOULD BE MADE TO THE COMPANIES' MOST RECENT ANNUAL INFORMATION FORM FOR A DESCRIPTION OF THE MAJOR RISK FACTORS.

ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS

ALL PRODUCTION VOLUMES AND RESERVES AND RESOURCES IN METRIC TONNES

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]

Conference Call


Speakers

o    Derek Pannell, President & CEO of Noranda

o    Aaron Regent, President & CEO of Falconbridge

o    Steve Douglas, Executive VP & CFO of Noranda

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]

Summary of Transaction

o All-encompassing plan addresses the critical issues faced by our companies and investors

     - Noranda will offer to repurchase up to $1.25 billion of its common shares, in exchange for junior preferred shares of the company

     - The merger will take place by way of a share exchange where each Falconbridge shareholder will receive 1.77 Noranda shares

          o    15% premium to Falconbridge's average share price from last
               20 days

     - Brascan has indicated that it will tender 123 million of its common shares, which if repurchased will reduce Brascan's ownership to between 16% and 26% from current level of 41%

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]

Noranda Falconbridge Well Positioned
Amongst Int'l Mid-Tiers

         MID-TIER BASE METAL COMPANIES - TOTAL ENTERPRISE VALUE(1)
(US$Billions)



[GRAPHIC OMITTED - Chart showing Total Enterprise Value of Mid-Tier Base Metal Companies]


(1) Source - Bloomberg. Total Enterprise Value calculated as market capitalization (including convertible securities and preferred shares), plus minority interest plus net debt.

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]


Benefits of Transaction

o NorandaFalconbridge will be re-established as a widely-held, major base-metal producer

o The current cap on both companies' share prices, due to ownership uncertainties, will be eliminated, which could improve share price performance

o The simplified corporate structure should also enhance the company's appeal to shareholders

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]

Summary Profile

o    NorandaFalconbridge statistics:

     -    Operations in 18 countries

     -    One of the world's largest base metals companies

          o    Refined nickel production: 101,00 tonnes in 2004

          o    Refined copper production: 527,000 tonnes in 2004

          o    Mined zinc production: 528,000 tonnes in 2004

          o    Fully-integrated aluminum business


          COMBINED COMPANY WILL HAVE EXCEPTIONAL GROWTH POTENTIAL

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]


Copper


[GRAPHIC OMITTED - Map of the world showing "Existing Operation" at the following sites: Horne, Kidd Creek, CCR, Antamina, Collahuasi, Lomas Bayas and Altonorte; and showing "Development Project" at the following sites: El Morro, El Pachon, West Wall and Frieda River.]

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]


Nickel


[GRAPHIC OMITTED - Map of the world showing "Existing Operation" at the following sites: INO - Raglan, INO - Sudbuy, Falcondo and INO - Nikkelverk; and showing "Project" at the following sites: Kabanga and Koniambo.]

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]


Zinc


[GRAPHIC OMITTED - Map of the world showing "Existing Operation" at the following sites: Kidd Creek, C.E.Z., Brunswick, and Antamina; and showing "Project" at the following sites: Perseverance, Lennard Shelf and Lady Loretta.]

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]

Aluminum



[GRAPHIC OMITTED - Map of Canada and U.S.A showing "Existing Operation" at the following sites: Huntingdon, New Madrid, Newport, Gramercy, Salisbury and St. Ann.]

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]


Conference Call


Speakers

o    Derek Pannell, President & CEO of Noranda

o    Aaron Regent, President & CEO of Falconbridge

o    Steve Douglas, Executive VP & CFO of Noranda

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]


Falconbridge Process


o Falconbridge Board of Directors formed a Special Committee comprised solely of Independent Directors

     - Mandate: to review transaction and make a recommendation to the Falconbridge Board of Directors

o Special Committee retained independent legal advice from the law firm Goodman's and separate financial advice from TD Securities

     - TD Securities provided valuation and fairness opinion to the Falconbridge Board of Directors that this transaction is fair for Falconbridge's shareholders

o The Special Committee of the Board has been very engaged in this process and has met 10 times over the last two months.

     - Extensive negotiations on all aspects of the transaction have led to meaningful improvements from the initial proposal

o Opinion of TD and the background to the transaction will be detailed in Directors' Circular

 Special Committee unanimously recommended that the Falconbridge Board of
               Directors agree to merge with Noranda on the basis of 1.77 Noranda shares for each Falconbridge share

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]


Benefits to Falconbridge Shareholders


o Transaction simplifies ownership structure and provides greater ownership certainty going forward

     o Uncertainty has hindered Falconbridge's share price performance resulting in the stock trading at discount to peers

o Exchange ratio of 1.77 shares represents a 15% premium to Falconbridge's 20-day average market price

     o Shareholders can continue to participate in Falconbridge ownership through ownership in new company

o    Brascan's ownership will be reduced to 16%-26%

     o    Control of new company largely back into the market

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]

Benefits to Falconbridge Shareholders

o Increased size and diversification of new company will facilitate ability to advance new growth initiatives and reduce concentration risk of any one project or operation

o Falconbridge shareholders will own approximately 36% of new company compared to the 41% currently owned of Falconbridge

     o Similar exposure to Falconbridge's existing copper and nickel assets, as well as exposure to zinc and aluminum, two metals whose strong fundamentals present a potential upside

o Proposal from Noranda requires that a majority of Falconbridge minority shareholders tender to the transaction

     o Majority of Falconbridge shareholders required to support this bid in order to proceed

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]

Conference Call

Speakers

o    Derek Pannell, President & CEO of Noranda

o    Aaron Regent, President & CEO of Falconbridge

o    Steve Douglas, Executive VP & CFO of Noranda

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]

Transaction Description

o To implement its strategic plan NorandaFalconbridge will pursue two transactions

     - TRANSACTION #1: an issuer bid by Noranda to all Noranda shareholders for US$1.25 billion of common shares in exchange for US$1.25 billion of junior preferred shares

     - TRANSACTION #2: a merger between Noranda and Falconbridge on a share exchange basis of 1.77 Noranda shares for each Falconbridge common share

o Completion of Transaction #1 will occur just before #2. Once both transactions are complete the intent is that NorandaFalconbridge will be a widely-held public Canadian company with minimal capital structure complexities

o Depending on the level of non-Brascan participation in the issuer bid, Brascan's ownership stake could decrease to less than 20%

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]

Share Exchange

EXCHANGE RATIO:                                                       1.77

SHARES OF FALCONBRIDGE IN FLOAT - 000S:                             74,967

NORANDA SHARES ISSUED TO ACQUIRE FALCONBRIDGE - 000S (ESTIMATE)    132,692
NORANDA SHARES ACQUIRED ON SHARE REPURCHASE - 000S (ESTIMATE)      (63,377)
--------------------------------------------------------------------------
NET NEW SHARES ISSUED 000S                                          69,315
--------------------------------------------------------------------------
TOTAL SHARES OUTSTANDING                                           366,285

FALCONBRIDGE SHAREHOLDERS - OWNERSHIP OF NEW COMPANY                   36%
NORANDA SHAREHOLDERS - OWNERSHIP OF NEW COMPANY                        64%

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]

Share Repurchase - Preferred Share Terms


o There will be a maximum of US$1.25 billion of preferred shares available to shareholders in 3 series as set out below. In the event the offer is oversubscribed, shareholders' participation will be pro-rated.

o The issuer bid will result in a repurchase of approximately 63.4 million Noranda common shares at a price of US$19.72 per share

o Both the face value and dividend can be repaid with common shares of the company.

SELECT TERMS OF PREFERRED SHARES

                                      SERIES 1        SERIES 2       SERIES 3
--------------------------------------------------------------------------------
Amount                                 US$500 mm       US$500 mm       US$250 mm

Soft Retraction                     5 year (90%)    7 year (90%)   10 year (90%)

Initial Coupon (TBD)                       6.00%           6.25%           6.50%

Rate Reset                                   N/A          Year 5     Years 5,7,9

Redemption                         Anytime @101%   Anytime @101%   Anytime @101%
--------------------------------------------------------------------------------

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]

Financial Impact - Summary




o Merger of Falconbridge increases capital base of new entity and strengthens leverage ratios compared to pre-transaction levels.

o    Simplified capital structure should be investor and creditor friendly.

o Access to consolidated cash flows greatly increases coverage ratios and financial flexibility.

-----------------------------------------------------------------
FINANCING PLAN - US$ MILLIONS(1)
-----------------------------------------------------------------

USES
   Falconbridge Merger                                  $ (2,520)
   Issuer Bid - US$000s                                 $ (1,250)
-----------------------------------------------------------------
                                                        $ (3,770)
-----------------------------------------------------------------

SOURCES

   Issue common shares to Falconbridge Shareholders     $  2,520

   Issue preferred shares on issuer bid                 $  1,250
-----------------------------------------------------------------
                                                        $  3,770
-----------------------------------------------------------------

(1) Subject to confirmation at time of acquisition

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]


Noranda Falconbridge
Indicative Pro forma Balance Sheet
(as at December 31, 2004)

--------------------------------------------------------------------------------
THE TWO-STEP TRANSACTION INCREASES THE CAPITAL BASE DUE TO THE MERGER OF FALCONBRIDGE
--------------------------------------------------------------------------------

                                        NORANDA     MERGE     BUY-BACK
                                          INC.  FALCONBRIDGE   SHARES   PROFORMA
                                       -------  ------------  --------  --------
(Unaudited - US$ Millions)

ASSETS
Cash and cash equivalents                    884          -          -       884
Short-term investments                         -          -                    -
Accounts receivable                          931          -                  931
Metals and other inventories               1,436          -                1,436
                                        ----------------------------------------
   Current assets                          3,251          -          -     3,251
                                        ----------------------------------------

Operating capital assets                   4,870      1,441                6,311
Development projects                       1,166        721                1,887
Investments and other assets                 324          -                  324
                                        ----------------------------------------
                                           9,611      2,162          -    11,773
                                        ========================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts and taxes payable                 1,248          -                1,248
Debt due within one year                     570          -                  570
                                        ----------------------------------------
   Current liabilities                     1,818          -          -     1,818
                                        ----------------------------------------
Long-term debt                             2,638          -          -     2,638
Preferred shares                               -          -      1,250     1,250
Convertible debentures                        89          -          -        89
                                        ----------------------------------------
                                           2,727          -      1,250     3,977
                                        ----------------------------------------

Future income taxes                          304        648          -       952
Asset retirement obligation, pension
  and other provisions                       595          -          -       595

STOCKHOLDERS' INTERESTS
Interests of other shareholders            1,197     (1,006)         -       191
Capital stock - preferred                    295          -          -       295
Capital stock - common                     2,675      2,520     (1,250)    3,945
                                        ----------------------------------------
                                           2,970      2,520     (1,250)    4,240
                                        ----------------------------------------
                                           9,611      2,162          -    11,773
                                        ========================================



The pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. (Estimated using shares valued at March 4, 2005)

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]



Noranda Falconbridge
Indicative Pro forma Income Statement
(For the year ended December 31, 2004)


                                       NORANDA    MERGE     ADDITIONAL   2004
                                         INC.  FALCONBRIDGE DIVIDENDS  PRO-FORMA
                                       ------- ------------ ---------- ---------
(UNAUDITED - US$ MILLIONS)

Revenues                                  6,978          -         -      6,978
                                       -----------------------------------------
                                          6,978          -         -      6,978
                                       -----------------------------------------

OPERATING EXPENSES
Cost of operations                        2,094          -         -      2,094
Purchases raw materials                   3,005          -         -      3,005
Depreciation, amortization and accretion    499         48         -        547
                                       -----------------------------------------
TOTAL OPERATING EXPENSES                  5,598         48         -      5,646
                                       -----------------------------------------
INCOME GENERATED BY OPERATING ASSETS      1,380        (48)        -      1,332
                                       -----------------------------------------
Interest expense, net                       119          -        78        197
Corporate and general adminstration          66          -         -         66
Research, development and exploration        47          -         -         47
Minority interest in earnings in
  subsidiaries                              297       (274)        -         23
                                       -----------------------------------------
                                            529       (274)       78        333
                                       -----------------------------------------

INCOME BEFORE UNDERNOTED                    851        226       (78)       999
                                       -----------------------------------------
Tax expense                                 333        (14)        -        319
Gain net of restructuring costs and other   (33)         -         -        (33)
                                       -----------------------------------------
NET INCOME                                  551        240       (78)       713
                                       =========================================


BASIC EARNINGS PER SHARE               $   1.78                         $   1.89
DILUTED EARNINGS PER SHARE             $   1.75                         $   1.85

The pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. (Estimated using shares valued at March 4, 2005)

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]

Potential Impact on Share Price

[GRAPHIC OMITTED - Chart showing price/cash flow, as at March 3, 2005, for NorandaFalconbridge, Mid-Tier and Large-Cap companies (Source: Bloomberg, I/B/E/S. First Call (2005E))]

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]



Conference Call

Speakers

o    Derek Pannell, President & CEO of Noranda

o    Aaron Regent, President & CEO of Falconbridge

o    Steve Douglas, Executive VP & CFO of Noranda

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]


Concluding Remarks

Merger will be accomplished without disruption
     -    Management team already integrated
     -    HR programs the same for both companies
     - Exploration, business development, legal, environmental health & safety, logistics and information services already combined

o       New management structure:
     -    CEO: Derek Pannell
     -    President: Aaron Regent
     -    COO: Peter Kukielski
     -    CFO: Steve Douglas

o       NorandaFalconbridge
     -    Improved platform to build shareholder value
     -    Proven Management Team
     -    Positioned to benefit from positive industry outlook

[NORANDA LOGO]                                           [FALCONBRIDGE LOGO]


[NORANDA LOGO] [FALCONBRIDGE LOGO] [GRAPHICS OMITTED - PHOTOGRAPHS]


Conference Call for Proposed Merger

March 9, 2005




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